ASSET ACCUMULATOR
ASSET PORTFOLIO MANAGER
CORPORATE BENEFITS
STRATEGIC INVESTOR

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

Supplement Dated May 16, 2013

This supplement provides up-to-date information about the company and updates and amends your current prospectus and Statement of Additional Information and subsequent supplements thereto. Please read it carefully and keep it with your prospectus and Statement of Additional Information for future reference.

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IMPORTANT INFORMATION ABOUT THE COMPANY

Information about the Security Life of Denver Insurance Company found in your prospectus and Statement of Additional Information is deleted and replaced with the following:

We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 650, Denver, Colorado 80237.

Until May 7, 2013, we were a wholly owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. The obligations under the policy are solely the responsibility of Security Life of Denver Insurance Company.

Pursuant to an agreement with the European Commission ("EC"), ING has agreed to divest itself of ING U.S., Inc. and its subsidiaries, including the company (collectively "ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. To effect this divestment, on May 7, 2013, ING completed an initial public offering ("IPO") of the common stock of ING U.S. While ING is currently the majority shareholder of the common stock of ING U.S., pursuant to the agreement with the EC mentioned above ING is required to divest itself of at least 25 percent of ING U.S. by the end of 2013, more than 50 percent by the end of 2014 and 100 percent by the end of 2016.

IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE POLICIES

The following chart lists the funds that are, effective May 1, 2013, available through the policies, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating policy value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation ("FDIC") or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Funds® – Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company^{SM}	Seeks growth of capital by investing primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital.
American Funds® – Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company^{SM}	Seeks capital growth over time and income by investing primarily in common stocks or other securities that demonstrate the potential for appreciation and/or dividends.
American Funds® – International Fund (Class 2)	Investment Adviser: Capital Research and Management Company^{SM}	Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States.
BlackRock Global Allocation V.I. Fund (Class III)	Investment Adviser: BlackRock Advisors, LLC Subadvisers: BlackRock Investment Management, LLC; BlackRock International Limited	Seeks high total investment return.
Fidelity® VIP Contrafund® Portfolio (Service Class)	Investment Adviser: Fidelity Management & Research Company ("FMR") Subadvisers: FMR Co., Inc. ("FMRC") and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Service Class)	Investment Adviser: FMR Subadvisers: FMRC and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
ING BlackRock Health Sciences Opportunities Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: BlackRock Advisors, LLC	Seeks long-term capital growth.
ING BlackRock Large Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Clarion Global Real Estate Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING DFA World Equity Portfolio (Class I) [1]	Investment Adviser: Directed Services LLC Subadviser: Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
ING FMR[SM] Diversified Mid Cap Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: FMR	Seeks long-term growth of capital.
ING Franklin Templeton Founding Strategy Portfolio (Class I) [1]	Investment Adviser: Directed Services LLC Subadviser: Franklin Mutual Advisers, LLC	Seeks capital appreciation and secondarily, income.
ING Global Perspectives Portfolio (Class I) [1]	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks total return.
ING Global Resources Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. LLC	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING Invesco Growth and Income Portfolio (Class S) [2]	Investment Adviser: Directed Services LLC Subadviser: Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Large Cap Value Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. LLC	Seeks long-term growth of capital and current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Limited Maturity Bond Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MFS Total Return Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company	Seeks total return.
ING Marsico Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Multi-Manager Large Cap Core Portfolio (Class I) [3]	<u>Investment Adviser</u>: Directed Services LLC <u>Subadvisers</u>: Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
ING PIMCO Total Return Bond Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Mid Cap Value Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Retirement Growth Portfolio (Class I) [1]	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of the ING Retirement Moderate Growth Portfolio.
ING Retirement Moderate Growth Portfolio (Class I) [1]	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio (Class I) [1]	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price International Stock Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING U.S. Stock Index Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks total return.
ING Baron Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: BAMCO, Inc.	Seeks capital appreciation.
ING Columbia Small Cap Value II Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
ING Global Bond Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Invesco Comstock Portfolio (Class I) [4]	Investment Adviser: Directed Services LLC Subadviser: Invesco Advisers, Inc.	Seeks capital growth and income.
ING Invesco Equity and Income Portfolio (Class I) [5]	Investment Adviser: Directed Services LLC Subadviser: Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING JPMorgan Mid Cap Value Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J. P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Oppenheimer Global Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Pioneer High Yield Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING Templeton Foreign Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Growth and Income Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Index Plus LargeCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
ING Index Plus MidCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.
ING Index Plus SmallCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
ING International Index Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
ING Russell^{TM} Large Cap Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
ING Russell^{TM} Large Cap Value Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
ING Russell^{TM} Mid Cap Growth Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
ING Russell^{TM} Small Cap Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
ING Small Company Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING U.S. Bond Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index.
ING SmallCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks long-term capital appreciation.
M Capital Appreciation Fund [6]	Investment Adviser: M Financial Investment Advisers, Inc. ("MFIA") Subadviser: Frontier Capital Management Company, LLC	Seeks to provide maximum capital appreciation.
M International Equity Fund [6]	Investment Adviser: MFIA Subadviser: Northern Cross, LLC	Seeks to provide long-term capital appreciation.
M Large Cap Growth Fund [6]	Investment Adviser: MFIA Subadviser: DSM Capital Partners LLC	Seeks to provide long-term capital appreciation.
M Large Cap Value Fund [6,7]	Investment Adviser: MFIA Subadviser: AJO, L.P.	Seeks to provide long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I)	Investment Adviser: Neuberger Berman Management LLC Subadviser: Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the portfolio's financial criteria and social policy.

[1] This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

[2] Prior to May 1, 2013, this fund was known as the ING Invesco Van Kampen Growth and Income Portfolio.

[3] Prior to May 1, 2013, this fund was known as the ING Pioneer Fund Portfolio.

[4] Prior to May 1, 2013, this fund was known as the ING Invesco Van Kampen Comstock Portfolio.

[5] Prior to May 1, 2013, this fund was known as the ING Invesco Van Kampen Equity and Income Portfolio.

[6] The M Funds are only available through broker/dealers associated with the M Financial Group.

[7] Prior to May 1, 2013, this fund was known as the M Business Opportunity Value Fund.

IMPORTANT INFORMATION ABOUT FUNDS
CLOSED TO NEW INVESTMENT

The subaccounts that invest in the following funds have been closed to new investment:

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	<u>Investment Adviser</u>: FMR <u>Subadviser</u>: Fidelity Investments Money Management, Inc. and other investment advisers	Seeks as high a level of current income as is consistent with the preservation of capital.
ING American Century Small-Mid Cap Value Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.
ING DFA Global Allocation Portfolio (Class I) [1]	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Dimensional Fund Advisors LP	Seeks high level of total return, consisting of capital appreciation and income.
ING International Value Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING MidCap Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING PIMCO Total Return Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: PIMCO	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Strategic Allocation Conservative Portfolio (Class I) [1]	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Growth Portfolio (Class I) [1]	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks to provide capital appreciation.
ING Strategic Allocation Moderate Portfolio (Class I) [1]	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
Invesco V.I. Core Equity Fund (Series 1)	<u>Investment Adviser</u>: Invesco Advisers, Inc.	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Van Eck VIP Global Hard Assets Fund [2]	<u>Investment Adviser</u>: Van Eck Associates Corporation	Seeks long-term capital appreciation by investing in common stocks of gold-mining companies. The Fund may take current income into consideration when choosing investments.

Policy owners who have policy value allocated to one or more of the subaccounts that correspond to these funds may leave their policy value in those subaccounts, but future allocations and transfers into those subaccounts are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the Transfers section of your policy prospectus for information about making fund allocation changes.**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See the Lapse section of your policy prospectus for more information about how to keep your policy from lapsing. See also the Reinstatement section of your policy prospectus for information about how to put your policy back in force if it has lapsed.**

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[1]   This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

[2]   The Van Eck VIP Global Hard Assets Fund was never offered as an investment option in the Corporate Benefits product.

IMPORTANT INFORMATION ABOUT THE COMPANY'S INTEREST BEARING RETAINED ASSET ACCOUNT

Subject to the conditions and requirements of state law, full payment of your surrender value or death benefit proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. Beneficiaries should carefully review all settlement and payment options available under the policy and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The retained asset account, known as the ING Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the FDIC.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the policy.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050

If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.